18000028

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FEB 14 2018

Washington DC 416

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68605

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roc Global, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

295 Madison Avenue, 12th fl.
(No. and Street)

New York	N.Y.	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Ward & Hochman, LLP
(Name – *if individual, state last, first, middle name*)

150 E. 58th Street	New York	NY	10155
(Address)	(City)	(State)	(Zip Code)

RECEIVED 2018 FEB 14 PM 2:37 SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joseph A. Garofoli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roc Global, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Antuanet Concha
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CO6213859
Qualified in Nassau County
My Commission expires on November 23, 2021
Certificate filed in Kings, New York and Queens Counties

Notary Public

Signature

Managing Member
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing the Broker-Dealers Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report")
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Roc Global, LLC

CONTENTS

150 East 58th Street, 20th Floor
New York, NY 10155
Tel: (212) 230-2600
Fax: (212) 758-0215
www.dwhllp.com

DWH

Davis, Ward & Hochman, LLP
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Roc Global, LLC
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Roc Global, LLC (formerly Roc Global Securities, LLC), a Connecticut Limited Liability Company, (the "Company") as of December 31, 2017 and the related notes to the statement of financial condition. In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the statement of financial condition, the Company had a loss in 2017 and this condition raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides reasonable basis for our opinion.

We have served as the Company's auditor since 2011.

Davis, Ward + Hochman, LLP

Davis, Ward & Hochman, LLP
New York, New York
February 8, 2018

ROC GLOBAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$ 48,627
Prepaid expenses and other assets	7,382
Total assets	$ 51,009

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued liabilities	$ 6,569
Total liabilities	6,569
MEMBER'S EQUITY	44,440
Total liabilities and member's equity	$ 51,009

See accompanying notes to statement of financial condition.

Note 1 - Going Concern

Roc Global Securities, LLC changed its name to Roc Global, LLC (the "Company") on May 22, 2017. The Company's statement of financial condition is prepared in accordance with generally accepted accounting principles applicable to a going concern. This contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company has recurring net losses since 2013. The Company is in the process of working on various transactions ("Transactions"), including a Transaction that closed on February 2, 2018, resulting in the Company receiving and recognizing in revenues approximately $844,000 which was their share of a fee earned from an investment banking transaction. These Transactions could result in total revenues which would cover its operating costs for the next twelve months. Additionally, Roc Global Holdings, LLC (the "Parent") can infuse additional capital into the Company and has historically contributed capital to fund the net losses.

There can be no assurance that the Company will be successful in closing additional Transactions or that the Parent will infuse additional capital in order to continue as a going concern. Accordingly, these factors raise substantial doubt as to the Company's ability to continue as a going concern. The statement of financial condition does not include any adjustments relating to the recoverability and classification of recorded assets or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Note 2 - Summary of Business and Significant Accounting Policies

Organization and Business Overview

The Company was organized pursuant to the laws of the State of Connecticut and is a wholly owned subsidiary of the Parent. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and regulated by Financial Industry Regulatory Authority ("FINRA").

The Company is in the businesses of originating and distributing and trading equity-linked securities to investors. The business activities include private placements, acting as an underwriter, participating as a selling group participant and as a broker or dealer selling corporate equity-linked securities and convertible securities.

Note 2 - Summary of Business and Significant Accounting Policies - continued

Basis of Accounting

The Company's statement of financial condition is prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, whereby revenues from origination, distribution and advisory activities are recognized when earned and expenses are recognized when incurred.

Investment Banking

Investment banking revenues are composed of origination, distribution, and advisory fees. Investment banking revenues are recognized when the Company's performance under the terms of the contractual arrangements is completed, which is typically at the closing of the transaction. In certain transactions the Company may be paid a non-refundable retainer or fee, which is recognized as revenue when the services are provided or the requirements for the retainer or fee are satisfied.

Expenses associated with investment banking transactions are recorded in Other operating expenses, net of client reimbursements. If the contractual arrangement includes reimbursement of out-of-pocket expenses, such expenses are deferred and recognized as a receivable.

Principal Transactions

The Company executes transactions as an intermediary (riskless-principal) by serving as a trading counterparty to both the buyer and the seller in matching back-to-back trades. Securities transactions and the related revenues and expenses are recorded on a trade-date basis.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Note 2 - Summary of Business and Significant Accounting Policies - continued

Equipment

The Company expenses any computer and office equipment related costs that are individually $1,500 and below.

Income Taxes

The Company is organized as a limited liability company and is taxed as a partnership. Accordingly no provision has been made for federal and state income taxes. These taxes are the responsibility of the member who includes the Company's income and deductions in their income tax return.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic No. 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. The amount of unrecognized tax benefits as of December 31, 2017 is $0.

With few exceptions, the statute of limitations for the examination of the Company's tax returns is generally three years from the due date of the tax return including extensions. The tax years subject to examination include the years 2013 and forward.

Fair Value Measurements

ASC Topic No. 820, "Fair Value Measurements and Disclosures" ("ASC 820") defines fair value and establishes a framework for measuring fair value. The Company adopted the provisions codified within ASC 820 for financial assets and liabilities that are measured at fair value on a recurring basis. ASC 820 establishes fair value hierarchy levels that prioritize the inputs used in valuations determining fair value. Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 inputs are primarily quoted prices for similar assets or liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs based on the Company's own assumptions.

Note 2 - Summary of Business and Significant Accounting Policies - continued

Advertising Costs

Advertising and branding related costs are expensed as incurred.

Note 3 - Related Parties

The Parent files a consolidated return for New York City unincorporated business taxes ("UBT"). The Parent charges the Company its share of UBT. There were no UBT related expenses for the year ended December 31, 2017.

Note 4 - Net Capital and Other Regulatory Requirements

As a broker-dealer, the Company is subject to the SEC regulations and operating guidelines, which require the Company to maintain a specific amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis.

At December 31, 2017, the Company had net capital of $37,058 which was $32,058 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.17 to 1 at December 31, 2017.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. All accounts are on fully disclosed basis. Therefore, the Company is not required to make periodic computations of the reserve requirements for the exclusive benefit of customers.

Note 5 - Office Space

The Company leases its office facilities under a space and service agreement ("Space Agreement") through January 31, 2018. The monthly base rent was negotiated to a contractually based agreed upon amount.

On January 26, 2018, the Company renewed the New Space Agreement for the six month period February 1, 2018 to July 31, 2018 and the base rent was negotiated to a contractually based agreed upon amount.

Note 6 - Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company has a potential concentration of credit risk in that it maintains cash deposits with one major financial institution. At times, the amount on deposit at this institution may exceed the maximum balance insured by the Federal Deposit Insurance Corporation. Management has determined that the concentration subjects the Company to minimal risk only. At December 31, 2017, there were no uninsured amounts.

The Company's customers and counterparties are primarily institutional and consist of banks, hedge funds, mutual funds, pension plans, brokers and dealers, and other financial institutions.

Due to the nature of the Company's business, large transactions with customers may occur each year.

Note 7 - Subsequent Events

The Company has evaluated subsequent events from January 1, 2018 through February 8, 2018, the date the statement of financial condition was available to be issued, and has determined there are no events to disclose other than those discussed in the notes above.